UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-42646

INFLEQTION, INC.†

THE NASDAQ STOCK MARKET LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1315 West Century Drive, Suite 150

Louisville, CO 80027

(303) 440 -1284

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-quarter of one redeemable warrant Class A ordinary shares, par value $0.0001 per share

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

†	Immediately prior to the filing of this Form 25, we consummated a business combination and changed our name from Churchill Capital Corp X to Infleqtion, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Infleqtion, Inc. (f/k/a Churchill Capital Corp X) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2026	By:	/s/ Matthew Kinsella
	Name:	Matthew Kinsella
	Title:	Chief Executive Officer